Exhibit 99.2

Sagard Holdings Manager (US) LLC

280 Park Avenue, 34th Floor West

New York, NY 10017

September 30, 2026

Sagard Private Income Fund Inc.

280 Park Avenue, 34th Floor West

New York, NY 10017

Attn: Christopher Millin

Re: Waiver of Certain Advisory Fees

Dear Mr. Millin:

Reference is hereby made to the Investment Advisory Agreement, dated September 30, 2026 (as may be amended and restated from time to time, the “Investment Advisory Agreement”), by and between Sagard Private Income Fund Inc. (the “Fund”) and Sagard Holdings Manager (US) LLC (the “Adviser”). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Investment Advisory Agreement.

Effective immediately and through the date of the twelve-month anniversary of the Fund’s BDC Election Date (the “Advisory Fee Waiver Period”), the Adviser hereby agrees to calculate the Base Management Fee as indicated below (referred to below as the “Reduced Base Management Fee”) and to permanently waive such portion of the Base Management Fee that is in excess of the Reduced Base Management Fee that the Adviser would otherwise be entitled to receive under the Investment Advisory Agreement. No portion of the Base Management Fee waived shall be subject to recoupment.

During the Advisory Fee Waiver Period, the Reduced Base Management Fee shall be payable quarterly in arrears and shall be calculated at an annual rate of 0.85% of the average monthly value of the Fund’s net assets during the most recently completed calendar quarter.

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This Waiver Letter shall be governed, construed and interpreted in accordance with the laws of the State of New York, provided, however, that nothing herein shall be construed as being inconsistent with the 1940 Act. To the extent the applicable laws of the State of New York, or any of the provisions herein, conflict with the provisions of the 1940 Act, the latter shall control.

This Waiver Letter may be terminated only by the Fund, by the vote of the Board of Directors of the Fund (the “Board”), including the vote of all of the members of the Board who are not “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act) of the Fund.

This Waiver Letter may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Counterparts may be delivered by e-mail (including Portable Document Format (.pdf) or any electronic signature complying with the Electronic Signatures in Global and National Commerce (ESIGN) Act of 2000 (e.g., www.docusign.com)) or other transmission method, and any counterpart so delivered shall be deemed to constitute an original signature, have been duly and validly delivered and be deemed the same as a handwritten signature for the purposes of validity, enforceability and admissibility pursuant to the ESIGN Act, the Uniform Electronic Transactions Act (UETA) model law or similar applicable laws.

[Signature page to follow]

Sincerely yours,

SAGARD HOLDINGS MANAGER (US) LLC

By:	/s/ Michaël Hassan
Name:	Michaël Hassan
Title:	General Counsel & Secretary

ACKNOWLEDGED AND AGREED:

SAGARD PRIVATE INCOME FUND INC.

By:	/s/ Christopher Millin
Name:	Christopher Millin
Title:	Chief Financial Officer and Treasurer

[Signature Page to SPIF Advisory Fee Waiver Letter]